Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated October 24, 2017, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2017 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2016 audited Annual Consolidated Financial Statements and Notes thereto, and the 2016  Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2016 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting the Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network, of approximately 20,000 route miles of track, spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries almost 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2016, no individual commodity group accounted for more than 24% of total revenues and from a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2016 Annual MD&A.

2017 Third quarter highlights

•	CN attained record third quarter freight revenues and earnings per share.
•	Net income decreased by $14 million, or 1%, to $958 million, and diluted earnings per share increased by 2% to $1.27, in the third quarter of 2017 when compared to the same period in 2016.
•
Adjusted net income (1) increased by $17 million, or 2%, to $989 million, and adjusted diluted earnings per share (1) increased by 5% to $1.31, in the third quarter of 2017 when compared to the same period in 2016.

•	Operating income was $1,459 million in the third quarter of 2017, an increase of $52 million, or 4%, over the same quarter of 2016.
•	CN's operating ratio was 54.7% in the third quarter of 2017, a 1.4-point increase from the third quarter of 2016.
•	The Company generated free cash flow (2) of $662 million in the third quarter of 2017, a 15% increase over the same quarter in 2016.
•	The Company repurchased 5.3 million common shares, returning $532 million to its shareholders, in the third quarter of 2017.
•	CN paid a quarterly dividend of $0.4125 per share, representing an increase of 10% when compared to the same quarter in 2016, amounting to $309 million.
•	The Company's sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indices.

(1)    See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)    See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

24 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

2017 Business outlook and assumptions

The Company continues to see growth across a range of commodities, particularly in frac sand, intermodal traffic, coal and petroleum coke exports, Canadian grain, and crude oil, as well as volume weakness in U.S. grain and U.S. thermal coal shipments to domestic markets. The Company now also expects to see growth in volumes of potash, as well as lower volumes of plastics and condensate.
Underpinning the 2017 business outlook, the Company assumes that North American industrial production will increase by approximately two percent. For the 2016/2017 crop year, the grain crops in both Canada and the U.S. were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2017 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2016 Annual MD&A for a description of major risk factors.

25 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial highlights

	Three months ended September 30		Nine months ended September 30
In millions, except percentage and per share data	2017	2016	2017	2016
Revenues	$3,221	$3,014	$9,756	$8,820
Operating income	$1,459	$1,407	$4,257	$3,917
Net income	$958	$972	$2,873	$2,622
Adjusted net income (1)	$989	$972	$2,881	$2,629
Basic earnings per share	$1.28	$1.26	$3.80	$3.37
Adjusted basic earnings per share (1)	$1.32	$1.26	$3.81	$3.38
Diluted earnings per share	$1.27	$1.25	$3.78	$3.35
Adjusted diluted earnings per share (1)	$1.31	$1.25	$3.79	$3.36
Dividends declared per share	$0.4125	$0.3750	$1.2375	$1.1250
Total assets	$37,104	$37,068	$37,104	$37,068
Total long-term liabilities	$18,543	$19,662	$18,543	$19,662
Operating ratio	54.7%	53.3%	56.4%	55.6%
Free cash flow (2)	$662	$574	$2,321	$1,743

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

Third quarter and first nine months of 2017 compared to corresponding periods in 2016
Net income for the third quarter of 2017 was $958 million, a decrease of $14 million, or 1%, when compared to the same period in 2016, and diluted earnings per share increased by 2% to $1.27. Net income for the nine months ended September 30, 2017 was $2,873 million, an increase of $251 million, or 10%, when compared to the same period in 2016, and diluted earnings per share increased by 13% to $3.78.
Operating income for the quarter ended September 30, 2017 increased by $52 million, or 4%, to $1,459 million. Operating income for the nine months ended September 30, 2017 increased by $340 million, or 9%, to $4,257 million. The increases in the third quarter and first nine months mainly reflect higher volumes, which more than offset higher fuel prices and the negative translation impact of a stronger Canadian dollar.
The operating ratio, defined as operating expenses as a percentage of revenues, was 54.7% in the third quarter of 2017, compared to 53.3% in the third quarter of 2016, a 1.4-point increase. The nine-month operating ratio was 56.4% in 2017, compared to 55.6% in 2016, a 0.8-point increase.
Revenues for the quarter ended September 30, 2017 totaled $3,221 million compared to $3,014 million in the same period in 2016, an increase of $207 million, or 7%. Revenues for the first nine months of 2017 were $9,756 million, an increase of $936 million, or 11%, when compared to the same period in 2016. The increases in the third quarter and first nine months were mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the third quarter of 2017 totaled $1,762 million compared to $1,607 million in the same quarter of 2016, an increase of $155 million, or 10%. Operating expenses for the first nine months of 2017 amounted to $5,499 million compared to $4,903 million in the same period of 2016, an increase of $596 million, or 12%. The increases in the third quarter and first nine months were mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

26 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
 For the three and nine months ended September 30, 2017, the Company reported adjusted net income of $989 million, or $1.31 per diluted share, and $2,881 million, or $3.79 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2017 exclude a deferred income tax expense of $31 million ($0.04 per diluted share), resulting from the enactment of a higher state corporate income tax rate. The adjusted figures for the nine months ended September 30, 2017 exclude a net deferred income tax expense of $8 million ($0.01 per diluted share) consisting of a deferred income tax expense of $31 million ($0.04 per diluted share) in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
For the nine months ended September 30, 2016, the Company reported adjusted net income of $2,629 million, or $3.36 per diluted share, which excludes a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2017	2016	2017	2016
Net income as reported	$958	$972	$2,873	$2,622
Adjustment: Income tax expense	31	-	8	7
Adjusted net income	$989	$972	$2,881	$2,629
Basic earnings per share as reported	$1.28	$1.26	$3.80	$3.37
Impact of adjustment, per share	0.04	-	0.01	0.01
Adjusted basic earnings per share	$1.32	$1.26	$3.81	$3.38
Diluted earnings per share as reported	$1.27	$1.25	$3.78	$3.35
Impact of adjustment, per share	0.04	-	0.01	0.01
Adjusted diluted earnings per share	$1.31	$1.25	$3.79	$3.36

27 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.25 and $1.31 per US$1.00, respectively, for the three and nine months ended September 30, 2017, and $1.31 and $1.32 per US$1.00, respectively, for the three and nine months ended September 30, 2016.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2017 would have been higher by $22 million ($0.03 per diluted share) and $16 million ($0.02 per diluted share), respectively.

Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Rail freight revenues	$3,016	$2,813	7%	10%	$9,202	$8,304	11%	12%
Other revenues	205	201	2%	5%	554	516	7%	8%
Total revenues	$3,221	$3,014	7%	9%	$9,756	$8,820	11%	11%
Rail freight revenues
Petroleum and chemicals	$532	$532	-	3%	$1,665	$1,602	4%	5%
Metals and minerals	396	303	31%	35%	1,146	905	27%	28%
Forest products	440	449	(2%)	1%	1,351	1,350	-	1%
Coal	135	110	23%	26%	390	298	31%	32%
Grain and fertilizers	492	497	(1%)	1%	1,629	1,451	12%	13%
Intermodal	827	736	12%	14%	2,384	2,126	12%	13%
Automotive	194	186	4%	8%	637	572	11%	12%
Total rail freight revenues	$3,016	$2,813	7%	10%	$9,202	$8,304	11%	12%
Revenue ton miles (RTMs) (millions)	59,056	53,448	10%	10%	177,621	155,421	14%	14%
Rail freight revenue/RTM (cents)	5.11	5.26	(3%)	(1%)	5.18	5.34	(3%)	(2%)

Revenues for the quarter ended September 30, 2017 totaled $3,221 million compared to $3,014 million in the same period in 2016, an increase of $207 million, or 7%. Revenues for the first nine months of 2017 were $9,756 million, an increase of $936 million, or 11%, when compared to the same period in 2016. The increases in the third quarter and first nine months were mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Fuel surcharge revenues increased by $32 million in the third quarter and $137 million in the first nine months of 2017 when compared to the same periods in 2016, as a result of higher applicable fuel surcharge rates and higher freight volumes.
Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, increased by 10% in the third quarter and 14% in the first nine months of 2017 relative to the same periods in 2016.
Rail freight revenue per RTM decreased by 3% in both the third quarter and first nine months of 2017 when compared to the same periods in 2016, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

28 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Petroleum and chemicals
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$532	$532	-	3%	$1,665	$1,602	4%	5%
RTMs (millions)	10,823	10,711	1%	1%	33,678	31,592	7%	7%
Revenue/RTM (cents)	4.92	4.97	(1%)	2%	4.94	5.07	(3%)	(2%)

Revenues for this commodity group remained flat in the third quarter and increased by $63 million, or 4%, in the first nine months of 2017 when compared to the same periods in 2016. In the third quarter, higher volumes of refined petroleum products, freight rate increases, and higher applicable fuel surcharge rates were entirely offset by the negative translation impact of a stronger Canadian dollar and lower volumes of natural gas liquids and plastic pellets. The increase in the first nine months was mainly due to higher volumes of crude oil resulting from increased production in the Alberta oil sands, and increased shipments of refined petroleum products; freight rate increases; and higher applicable fuel surcharge rates; partly offset by lower volumes of plastic pellets and condensate, and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 1% in the third quarter and 3% in the first nine months of 2017 when compared to the same periods in 2016. The decrease in the third quarter was mainly due to the negative translation impact of a stronger Canadian dollar; partly offset by a decrease in the average length of haul, freight rate increases, and higher applicable fuel surcharge rates. The decrease in the first nine months was mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Metals and minerals
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$396	$303	31%	35%	$1,146	$905	27%	28%
RTMs (millions)	7,775	5,186	50%	50%	21,105	14,640	44%	44%
Revenue/RTM (cents)	5.09	5.84	(13%)	(10%)	5.43	6.18	(12%)	(11%)

Revenues for this commodity group increased by $93 million, or 31%, in the third quarter and $241 million, or 27%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were mainly due to higher volumes of frac sand and drilling pipe resulting from increased oil and gas drilling activity along with higher frac sand usage per well; and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 13% in the third quarter and 12% in the first nine months of 2017 when compared to the same periods in 2016, mainly due to a significant increase in the average length of haul from higher volumes of frac sand, as well as the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases.

Forest products
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$440	$449	(2%)	1%	$1,351	$1,350	-	1%
RTMs (millions)	7,613	7,914	(4%)	(4%)	23,092	23,650	(2%)	(2%)
Revenue/RTM (cents)	5.78	5.67	2%	5%	5.85	5.71	2%	3%

Revenues for this commodity group decreased by $9 million, or 2%, in the third quarter and increased by $1 million in the first nine months of 2017 when compared to the same periods in 2016. The decrease in the third quarter was mainly due to decreased cross border volumes of softwood lumber and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases. In the first nine months, freight rate increases and higher applicable fuel surcharge rates were offset by lower volumes of a broad range of forest products and the negative translation impact of a stronger Canadian dollar.

29 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Revenue per RTM increased by 2% in both the third quarter and first nine months of 2017 when compared to the same periods in 2016, mainly due to freight rate increases, partly offset by the negative translation impact of a stronger Canadian dollar. Higher applicable fuel surcharge rates also contributed to the increase in revenue per RTM in the first nine months.

Coal
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$135	$110	23%	26%	$390	$298	31%	32%
RTMs (millions)	3,716	2,652	40%	40%	10,673	7,586	41%	41%
Revenue/RTM (cents)	3.63	4.15	(13%)	(10%)	3.65	3.93	(7%)	(6%)

Revenues for this commodity group increased by $25 million, or 23%, in the third quarter and $92 million, or 31%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were mainly due to higher metallurgical coal exports via west coast ports following the reopening of two mines in British Columbia, increased exports of Canadian petroleum coke due to improved market conditions, increased exports of U.S. thermal coal via the Gulf Coast; and freight rate increases. These factors were partly offset by reduced volumes of U.S. domestic thermal coal to U.S. Midwest utilities, mainly due to the loss of a utility customer, and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 13% in the third quarter and 7% in the first nine months of 2017 when compared to the same periods in 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by favorable changes in traffic mix and freight rate increases.

Grain and fertilizers
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$492	$497	(1%)	1%	$1,629	$1,451	12%	13%
RTMs (millions)	12,631	12,399	2%	2%	41,533	35,282	18%	18%
Revenue/RTM (cents)	3.90	4.01	(3%)	(1%)	3.92	4.11	(5%)	(4%)

Revenues for this commodity group decreased by $5 million, or 1%, in the third quarter and increased by $178 million, or 12%, in the first nine months of 2017 when compared to the same periods in 2016. The decrease in the third quarter was mainly due to lower export volumes of U.S. corn and soybeans, and the negative translation impact of a stronger Canadian dollar; partly offset by higher export volumes of Canadian barley and canola, increased domestic volumes of Canadian wheat and potash; and freight rate increases. The increase in the first nine months was mainly due to higher volumes of Canadian wheat to North American and export markets, higher export volumes of Canadian canola and barley, and higher export volumes of potash driven by strong offshore demand; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 3% in the third quarter and 5% in the first nine months of 2017 when compared to the same periods in 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases. The decrease in revenue per RTM in the first nine months was also partly offset by higher applicable fuel surcharge rates.

30 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Intermodal
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$827	$736	12%	14%	$2,384	$2,126	12%	13%
RTMs (millions)	15,416	13,680	13%	13%	44,229	39,862	11%	11%
Revenue/RTM (cents)	5.36	5.38	-	1%	5.39	5.33	1%	2%

Revenues for this commodity group increased by $91 million, or 12%, in the third quarter and $258 million, or 12%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were mainly due to higher international container traffic via the ports of Vancouver and Prince Rupert, and increased domestic retail volumes; and higher applicable fuel surcharge rates. These factors were partly offset by lower domestic wholesale volumes and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM remained flat in the third quarter and increased by 1% in the first nine months of 2017 when compared to the same periods in 2016, mainly due to higher applicable fuel surcharge rates, almost entirely offset by the negative translation impact of a stronger Canadian dollar.

Automotive
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$194	$186	4%	8%	$637	$572	11%	12%
RTMs (millions)	1,082	906	19%	19%	3,311	2,809	18%	18%
Revenue/RTM (cents)	17.93	20.53	(13%)	(10%)	19.24	20.36	(6%)	(5%)

Revenues for this commodity group increased by $8 million, or 4%, in the third quarter and $65 million, or 11%, in the first nine months of 2017 when compared to the same periods in 2016. The increase in the third quarter was mainly due to higher volumes of finished vehicle imports via the Port of Vancouver resulting from new business; and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of domestic finished vehicle traffic primarily due to decreased production levels. The increase in the first nine months was mainly due to higher volumes of finished vehicle imports via the Port of Vancouver resulting from new business, and higher volumes of domestic finished vehicle traffic; higher applicable fuel surcharge rates; and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 13% in the third quarter and 6% in the first nine months of 2017 when compared to the same periods in 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases. Higher applicable fuel surcharge rates also partly offset the decrease in revenue per RTM in the first nine months.

Other revenues
	Three months ended September 30				Nine months ended September 30
	2017	2016	% Change	% Change at constant currency	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$205	$201	2%	5%	$554	$516	7%	8%

Other revenues increased by $4 million, or 2%, in the third quarter and $38 million, or 7%, in the first nine months of 2017 when compared to the same periods in 2016, mainly due to higher revenues from automotive logistic services, partly offset by the negative translation impact of a stronger Canadian dollar. Higher revenues from docks and vessels also contributed to the increase in the first nine months.

31 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Operating expenses

Operating expenses for the third quarter of 2017 totaled $1,762 million compared to $1,607 million in the same quarter of 2016, an increase of $155 million, or 10%. Operating expenses for the first nine months of 2017 amounted to $5,499 million compared to $4,903 million in the same period of 2016, an increase of $596 million, or 12%. The increases in the third quarter and first nine months were mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

Three months ended September 30					Nine months ended September 30
				% Change at constant currency				% Change at constant currency
			% Change				% Change
In millions	2017	2016			2017	2016
Labor and fringe benefits	$525	$495	(6%)	(8%)	$1,632	$1,554	(5%)	(6%)
Purchased services and material	424	379	(12%)	(14%)	1,296	1,164	(11%)	(12%)
Fuel	312	261	(20%)	(24%)	983	739	(33%)	(35%)
Depreciation and amortization	316	312	(1%)	(3%)	965	915	(5%)	(6%)
Equipment rents	107	92	(16%)	(21%)	311	279	(11%)	(13%)
Casualty and other	78	68	(15%)	(19%)	312	252	(24%)	(25%)
Total operating expenses	$1,762	$1,607	(10%)	(12%)	$5,499	$4,903	(12%)	(13%)

Labor and fringe benefits
Labor and fringe benefits expense increased by $30 million, or 6%, in the third quarter of 2017 and by $78 million, or 5%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were primarily due to higher headcount and overtime costs due to increased volumes of traffic, general wage increases, and higher incentive-based compensation, partly offset by a lower pension expense and the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $45 million, or 12%, in the third quarter of 2017 and $132 million, or 11%, in the first nine months when compared to the same periods in 2016. The increases in both periods were mainly due to higher costs of services purchased from outside contractors and higher costs resulting from increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar.

Fuel
Fuel expense increased by $51 million, or 20%, in the third quarter of 2017 and $244 million, or 33%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were primarily due to higher fuel prices and increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $4 million, or 1%, in the third quarter of 2017 and by $50 million, or 5%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were mainly due to net capital additions, partly offset by the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense increased by $15 million, or 16%, in the third quarter of 2017 and by $32 million, or 11%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were primarily due to higher car hire expense resulting from increased volumes of traffic, partly offset by lower car and equipment lease expense and the positive translation impact of a stronger Canadian dollar.

Casualty and other
Casualty and other expense increased by $10 million, or 15%, in the third quarter of 2017 and by $60 million, or 24%, in the first nine months of 2017 when compared to the same periods in 2016. The increases in both periods were mainly due to higher legal and personal injury expenses, partly offset by lower bad debt expense and the positive translation impact of a stronger Canadian dollar. The prior year included the favorable impacts of a legal settlement and an actuarial valuation for workers' compensation, as well as the unfavorable impact of a bankruptcy of an international intermodal customer. Higher incident costs also contributed to the increase in the first nine months.

32 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Other items

Interest expense
Interest expense was $119 million and $364 million for the three and nine months ended September 30, 2017, respectively, compared to $118 million and $357 million, respectively, for the same periods in 2016. The increases in both periods were mainly due to a higher average level of debt, partly offset by the positive translation impact of the stronger Canadian dollar.

Other income
In the third quarter and first nine months of 2017, the Company recorded other income of $5 million and $8 million, respectively, compared to other income of $nil and $4 million, respectively, for the same periods in 2016.

Income tax expense
The Company recorded income tax expense of $387 million and $1,028 million for the three and nine months ended September 30, 2017, respectively, compared to $317 million and $942 million, respectively, for the same period in 2016.
The nine months ended September 30, 2017 figure included a net deferred income tax expense of $8 million consisting of a deferred income tax expense of $31 million recorded in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
The nine months ended September 30, 2016 figure included a deferred income tax expense of $7 million recorded in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The effective tax rates for the three and nine months ended September 30, 2017 were 28.8% and 26.4%, respectively, compared to 24.6% and 26.4%, respectively, for the same periods in 2016. Excluding the aforementioned deferred income tax expenses and recoveries, the effective tax rates for the three and nine months ended September 30, 2017 were 26.5% and 26.1%, respectively, compared to 24.6% and 26.2%, respectively, for the same periods in 2016. The year-over-year variance in the effective tax rate for the third quarter was mainly due to a change in estimate in the Company's annual effective tax rate recorded in the third quarter of 2016.

Summary of quarterly financial data

	2017 Quarters			2016 Quarters				2015 Quarters
In millions, except per share data	Third (1)	Second (2)	First (3)	Fourth (4)	Third	Second (5)	First	Fourth
Revenues	$3,221	$3,329	$3,206	$3,217	$3,014	$2,842	$2,964	$3,166
Operating income	$1,459	$1,495	$1,303	$1,395	$1,407	$1,293	$1,217	$1,354
Net income	$958	$1,031	$884	$1,018	$972	$858	$792	$941
Basic earnings per share	$1.28	$1.36	$1.16	$1.33	$1.26	$1.10	$1.01	$1.19
Diluted earnings per share	$1.27	$1.36	$1.16	$1.32	$1.25	$1.10	$1.00	$1.18
Dividends per share	$0.4125	$0.4125	$0.4125	$0.3750	$0.3750	$0.3750	$0.3750	$0.3125

(1)	Included in Net income was a deferred income tax expense of $31 million that resulted from the enactment of a higher state corporate income tax rate.
(2)	Included in Net income was a deferred income tax recovery of $18 million that resulted from the enactment of a lower provincial corporate income tax rate.
(3)	Included in Net income was a deferred income tax recovery of $5 million that resulted from the enactment of a lower provincial corporate income tax rate.
(4)	Included in Net income was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(5)	Included in Net income was a deferred income tax expense of $7 million that resulted from the enactment of a higher provincial corporate income tax rate.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2016 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

33 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2016 Annual MD&A. There were no significant changes during the first nine months of 2017, except as noted below.
As at September 30, 2017 and December 31, 2016, the Company had Cash and cash equivalents of $109 million and $176 million, respectively; Restricted cash and cash equivalents of $482 million and $496 million, respectively; and a working capital deficit of $1,353 million and $901 million, respectively. The working capital deficit increased by $452 million in the first nine months of 2017 primarily as a result of an increase in the Current portion of long-term debt and Accounts payable and other. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On August 1, 2017, under its current shelf prospectus and registration statement, the Company issued $500 million 3.60% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million. The Company's shelf prospectus and registration statement, for which CN can issue debt securities in the Canadian and U.S. capital markets until February 4, 2018, has remaining capacity of $3,966 million. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 15, 2017, the Company's revolving credit facility agreement was amended to extend the term of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. As at September 30, 2017 and December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2017.

Commercial paper
There were no changes to the Company's commercial paper programs during the first nine months of 2017. As at September 30, 2017 and December 31, 2016, the Company had total commercial paper borrowings of US$235 million ($293 million) and US$451 million ($605 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at September 30, 2017 and December 31, 2016, the Company had no proceeds received under the accounts receivable securitization program, which provides the Company with access to up to $450 million of proceeds.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2017, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2020. As at September 30, 2017, the Company had outstanding letters of credit of $394 million ($451 million as at December 31, 2016) under the committed facilities from a total available amount of $436 million ($508 million as at December 31, 2016) and $136 million ($68 million as at December 31, 2016) under the uncommitted facilities. As at September 30, 2017, included in Restricted cash and cash equivalents was $399 million ($426 million as at December 31, 2016) and $80 million ($68 million as at December 31, 2016) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2016 Annual MD&A as well as Note 5 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2016 Annual MD&A.

34 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Cash flows
	Three months ended September 30			Nine months ended September 30
In millions	2017	2016	Variance	2017	2016	Variance
Net cash provided by operating activities	$1,406	$1,488	$(82)	$4,167	$3,824	$343
Net cash used in investing activities (1)	(744)	(914)	170	(1,846)	(2,081)	235
Net cash used in financing activities	(667)	(530)	(137)	(2,398)	(1,712)	(686)
Effect of foreign exchange fluctuations on US
dollar-denominated cash, cash equivalents,
restricted cash, and restricted cash equivalents	4	1	3	(4)	8	(12)
Net increase (decrease) in cash, cash equivalents,
restricted cash, and restricted cash equivalents (1)	(1)	45	(46)	(81)	39	(120)
Cash, cash equivalents, restricted cash, and restricted
cash equivalents, beginning of period (1)	592	670	(78)	672	676	(4)
Cash, cash equivalents, restricted cash, and restricted
cash equivalents, end of period (1)	$591	$715	$(124)	$591	$715	$(124)

(1)
The Company adopted Accounting Standards Update 2016-18 in the first quarter of 2017 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Operating activities
Net cash provided by operating activities decreased by $82 million in the third quarter and increased by $343 million in the first nine months of 2017 when compared to the same periods in 2016. The decrease in the third quarter was mainly due to unfavorable changes in working capital. The increase in the first nine months was mainly due to higher net income and favorable changes in working capital.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2016 indicated a funding excess on a going concern basis of approximately $2.6 billion and a funding excess on a solvency basis of approximately $0.2 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.
Pension contributions for the nine months ended September 30, 2017 and 2016 of $84 million and $113 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2017, the Company expects to make total cash contributions of approximately $115 million for all of the Company's pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments decreased by $68 million in the first nine months of 2017 when compared to the same period in 2016, mainly due to a lower required final payment in Canada for the 2016 fiscal year, made in February 2017. For 2017, the Company's net income tax payments are now expected to be approximately $700 million.
As part of its recent provincial budget, the government of British Columbia has proposed an increase to its corporate income tax rate from 11% to 12% effective January 1, 2018. If this budget proposal is enacted into law, the Company's net deferred income tax liability would increase by approximately $30 million.

35 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities decreased by $170 million in the third quarter and $235 million in the first nine months of 2017 when compared to the same periods in 2016, mainly as a result of lower property additions.

Property additions
	Three months ended September 30		Nine months ended September 30
In millions	2017	2016	2017	2016
Track and roadway	$561	$555	$1,414	$1,393
Rolling stock	59	239	109	403
Buildings	10	21	32	42
Information technology	53	41	143	83
Other	41	34	97	108
Property additions (1)	$724	$890	$1,795	$2,029

(1)
Includes $97 million and $289 million associated with the U.S. federal government legislative Positive Train Control implementation in the three and nine months ended September 30, 2017, respectively ($78 million and $188 million in the three and nine months ended September 30, 2016, respectively).

2017 Capital expenditure program
During 2017, the Company increased its budget for capital spending from approximately $2.5 billion to approximately $2.7 billion. The Company allocated an additional $0.1 billion in the first quarter for the acquisition of 22 new high-horsepower locomotives and various other projects, and an additional $0.1 billion in the third quarter to support growth opportunities. Additional details of the Company's 2017 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2016 Annual MD&A.

Financing activities
Net cash used in financing activities increased by $137 million in the third quarter and $686 million in the first nine months of 2017 when compared to the same periods in 2016, primarily driven by less cash provided by debt financing activities in the current year.

Debt financing activities
Debt financing activities in the first nine months of 2017 included the following:
•	On August 1, 2017, issuance of $500 million 3.60% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million;
•	Net repayment of commercial paper of $260 million in the third quarter and $283 million in the first nine months; and
•	Repayment of debt related to capital leases of $25 million in the third quarter and $64 million in the first nine months.

Debt financing activities in the first nine months of 2016 included the following:
•	On August 2, 2016, issuance of US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million;
•	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
•	On June 1, 2016, repayment of US$250 million ($328 million) 5.80% Notes due 2016 upon maturity;
•	Repayment of debt related to capital leases of $18 million in the third quarter and $188 million in the first nine months; and
•	Net repayment of commercial paper of $586 million in the third quarter and $264 million in the first nine months.

Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2016 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2016 and October 29, 2017. As at September 30, 2017, the Company had repurchased 19.4 million common shares for $1,837 million under its current NCIB.

36 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2017	2016	2017	2016
Number of common shares repurchased (1)	5.3	6.4	15.9	21.0
Weighted-average price per share (2)	$101.49	$78.00	$97.13	$73.97
Amount of repurchase (3)	$532	$501	$1,544	$1,554

(1)	Includes repurchases of common shares in the first and second quarters of 2017 and each quarter of 2016 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

On October 24, 2017, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 31.0 million common shares between October 30, 2017 and October 29, 2018, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company's NCIB notice may be found online at www.sedar.com and www.sec.gov. A printed copy may be obtained by contacting the Corporate Secretary's Office.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. For the nine months ended September 30, 2017 and 2016, there were no purchases of common shares by the Share Trusts. For the nine months ended September 30, 2017, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $24 million, representing a weighted-average price per share of $77.99, for settlement under the Share Units Plan. For the nine months ended September 30, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company's 2016 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.4125 per share amounting to $309 million and $932 million in the third quarter and first nine months of 2017, respectively, compared to $288 million and $872 million, at the rate of $0.3750 per share, for the same periods in 2016.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2017:
In millions	Total	2017	2018	2019	2020	2021	2022 & thereafter
Debt obligations (1)	$10,148	$917	$646	$678	$-	$742	$7,165
Interest on debt obligations (2)	7,092	97	427	380	361	357	5,470
Capital lease obligations (3)	352	140	23	16	21	12	140
Operating lease obligations	563	36	133	105	74	55	160
Purchase obligations (4)	1,368	572	289	88	81	78	260
Other long-term liabilities (5)	734	22	69	45	66	48	484
Total contractual obligations	$20,257	$1,784	$1,587	$1,312	$603	$1,292	$13,679

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Interest payments on the floating rate notes are calculated based on the applicable three-month London Interbank Offered Rate (LIBOR).
(3)	Includes $266 million of minimum lease payments and $86 million of imputed interest at rates ranging from 0.7% to 6.8%.
(4)	Includes commitments for wheels, railroad ties, rail, fuel, and other equipment and services, as well as outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

37 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2017 and 2016, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2017	2016	2017	2016
Net cash provided by operating activities	$1,406	$1,488	$4,167	$3,824
Net cash used in investing activities (1)	(744)	(914)	(1,846)	(2,081)
Free cash flow	$662	$574	$2,321	$1,743

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statements of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow resulting from this reclassification.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2017	2016
Debt		$10,414	$10,693
Adjustment: Present value of operating lease commitments (1)		480	552
Adjusted debt		$10,894	$11,245

Net income		$3,891	$3,563
Interest expense		487	476
Income tax expense		1,373	1,252
Depreciation and amortization		1,275	1,205
EBITDA		7,026	6,496
Adjustments:
Other income		(99)	(20)
Deemed interest on operating leases		22	26
Adjusted EBITDA		$6,949	$6,502
Adjusted debt-to-adjusted EBITDA multiple (times)		1.57	1.73

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

38 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2017, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 9 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at October 24, 2017, the Company had 746.1 million common shares and 5.3 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2016 Annual MD&A.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at September 30, 2017, the Company had outstanding foreign exchange forward contracts with a notional value of US$788 million (US$1,035 million as at December 31, 2016). For the three and nine months ended September 30, 2017, the Company recorded a loss of $42 million and $83 million, respectively, related to foreign exchange forward contracts, compared to a gain of $17 million and a loss of $30 million, respectively, for the same periods in 2016. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2017, Other current assets included an unrealized gain of $5 million ($19 million as at December 31, 2016) and Accounts payable and other included an unrealized loss of $25 million ($1 million as at December 31, 2016), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
As at September 30, 2017, the Company's investments had a carrying amount of $72 million ($68 million as at December 31, 2016) and a fair value of $220 million ($220 million as at December 31, 2016). As at September 30, 2017, the Company's debt had a carrying amount of $10,414 million ($10,937 million as at December 31, 2016) and a fair value of $11,645 million ($12,084 million as at December 31, 2016).

Additional information relating to financial instruments is provided in Note 10 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

39 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the first nine months of 2017:

Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Consolidated Statement of Cash Flows now explains the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

The following recent ASUs issued by FASB have an effective date after September 30, 2017 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the Statement of Income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.
The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the Statement of Income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The amendments will affect the classification of the components of pension and postretirement benefit costs other than service cost which will be shown outside of income from operations in a separate caption in the Company's Consolidated Statements of Income.
Had the ASU been applicable for the three and nine months ended September 30, 2017, Operating income would have been reduced by approximately $80 million and $239 million, respectively ($73 million and $218 million for the three and nine months ended September 30, 2016, respectively) with a corresponding increase presented in the new caption below Operating income with no impact on Net income as a result of the reclassification.
The guidance allowing only the service cost component to be eligible for capitalization is not expected to have a significant impact on the Company's Consolidated Financial Statements.
CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The new standard also requires additional qualitative and quantitative disclosures about leases, significant judgments made in applying requirements, and the amounts recognized in the financial statements relating to leases.
Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using the modified retrospective approach.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, processes and internal controls. The Company is reviewing its lease contracts and expects that the majority of its operating leases with a term over twelve months will be recognized on the Company's Consolidated Balance Sheets. The Company expects that the ASU will have a significant impact on its Consolidated Balance Sheets with the most significant changes relating to the recognition of new right of use assets and lease liabilities for leases currently classified as operating leases.
CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.

40 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Standard (1)	Description	Impact	Effective date (2)
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments
The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Additional financial statement presentations and disclosures will be required to assist users of financial statements understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.
The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company continues to make progress towards implementation of the ASU. With respect to freight contracts, in-depth reviews have been completed and the Company has confirmed that freight revenues will continue to be recognized over time based on the transit time of freight as it moves from origin to destination. The Company has also evaluated principal versus agent considerations, including assessing the nature of its promises to customers, and does not expect any significant changes to revenue recognition from this guidance.
The Company continues to review freight contracts for terms that could represent additional performance obligations, and evaluate transaction price considerations. The Company is also finalizing its review of non-freight contracts to determine the impact of the ASU on its Consolidated Financial Statements. Additionally, the Company has identified the disclosure requirements, and has started implementing changes to processes and internal controls necessary to meet the reporting and disclosure requirements.
Based on the work already performed, the Company does not expect that the ASU will have a material impact on its Consolidated Financial Statements.
The Company plans to adopt this ASU using the modified retrospective transition method, effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after September 30, 2017 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2016 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first nine months of 2017, except as noted below.

Net periodic benefit income for pensions for 2017
The Company now expects net periodic benefit income for pensions for 2017 to be approximately $185 million.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

41 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2016 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2016 Annual MD&A. The following is an update on labor negotiations, regulatory matters, and trade restrictions.

Labor negotiations
As at September 30, 2017, CN employed a total of 16,346 employees in Canada, of which 11,899, or 73%, were unionized employees; and 7,082 employees in the U.S., of which 5,629, or 79%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
On April 26, 2017, the tentative agreement reached on March 20, 2017 with the International Brotherhood of Electrical Workers (IBEW), governing approximately 700 signals and communications workers, was ratified by its members. The new collective agreement will expire on December 31, 2021.
       On August 4, 2017, the tentative agreement reached on May 29, 2017 with the Teamsters Canada Rail Conference (TCRC), governing approximately 3,000 train conductors and yard coordinators, was ratified by its members. The new collective agreement will expire on July 22, 2019.
On September 1, 2017, the Company served notice to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 1,700 locomotive engineers, which will expire on December 31, 2017.

U.S. workforce
As of October 24, 2017, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and six collective agreements covering roughly half of the operating craft population of 3,000 employees are currently under renegotiation.
       The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. On October 5, 2017, the industry-wide bargaining effort produced a tentative agreement that, if ratified, will resolve open contracts with CN's signal, dispatch, boilermaker and firemen/oiler employees (18% of CN's non-operating craft employees). The contract ratification vote is expected to conclude before the end of the year. Industry-wide bargaining continues for collective agreements covering the remaining non-operating craft employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.
       Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

42 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

Regulation
On May 16, 2017, the Federal Minister of Transport (Minister) introduced Bill C-49, the Transportation Modernization Act, which proposes a series of amendments to various federal acts respecting transportation. The bill also proposes to amend the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be held or controlled by any one person to 25%, up from the 15% limit imposed since CN became a public company in 1995.

Economic regulation – Canada
Bill C-49 proposes to amend the Canada Transportation Act to, among other things:
•
expand the Governor in Council's powers to make regulations requiring major railway companies to provide to the Minister and the Canadian Transportation Agency information relating to rates, service and performance;

•	clarify the factors that must be applied in determining whether railway companies are fulfilling their service obligations;
•	enable shippers to obtain terms in their contracts dealing with amounts to be paid in relation to a failure to comply with conditions related to railway companies' service obligations;
•
create a new remedy for shippers who have access to the lines of only one railway company at the point of origin or destination of the movement of traffic in circumstances where interswitching is not available, also called "long-haul interswitching";

•
change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and

•
change provisions respecting the maximum revenue entitlement for the movement of Western grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain.

Under Bill C-49, the provisions of the Fair Rail for Grain Farmers Act (Bill C-30) were allowed to sunset on August 1, 2017, with the exception of the provisions dealing with compensation for expenses incurred by shippers and the definition by the Canadian Transportation Agency of "operational terms" for the purpose of rail level of service arbitrations. Therefore, the provisions respecting authority of the Government to establish minimum volumes of grain to be moved by CN and Canadian Pacific Railway Company and extended interswitching distances for Prairie Provinces are no longer in force.
On June 19, 2017, Bill C-49 passed second reading in the House of Commons. On September 3, 2017, the House of Commons Standing Committee on Transport, Infrastructure and Communities completed its review of Bill C-49, which will return to the House of Commons for third reading. The Senate will then review the bill to complete the parliamentary process before enactment.

Economic regulation – U.S.
On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), which gave Amtrak and the Federal Railroad Association joint authority to promulgate PRIIA performance standards, was void and unconstitutional and vacated the performance standards. On May 19, 2017, the Government defendants filed a notice of appeal with the U.S. Court of Appeals challenging the March 23, 2017 decision. Amtrak's complaint filed under Section 213 of PRIIA against CN in 2012 for allegedly sub-standard performance of Amtrak trains on CN's Illinois Central Corporation line is still pending. On July 12, 2017, the U.S. Court of Appeals for the Eighth Circuit concluded that the Surface Transportation Board (STB) exceeded its authority in adopting its final rule defining intercity passenger on-time performance under Section 213 of PRIIA and vacated the STB's final rule. The decision became effective on August 29, 2017. Amtrak's petition seeking review from the United States Supreme Court is due in November 2017.
On April 26, 2017, the STB denied a reopening petition filed by the Village of Barrington, Illinois and the Illinois Department of Transportation seeking to have the STB extend its monitoring and oversight condition on CN's 2009 acquisition of the Elgin, Joliet and Eastern Railway (EJ&E) for two years beyond the January 23, 2017 expiration and for a grade separation condition at the intersection of U.S. Route 14 and the EJ&E line in the Village of Barrington at CN's expense. On May 16, 2017, the Village of Barrington filed a petition seeking reconsideration of the STB's April 26, 2017 decision concerning the request for the grade separation condition. The Village of Barrington is not seeking reconsideration of the STB's decision denying the request to extend the monitoring and oversight condition on CN's 2009 acquisition. On September 12, 2017, the Village of Barrington filed a motion to supplement its petition seeking reconsideration of the STB's April 26, 2017 Decision.

Safety regulation – Canada
On April 26, 2017, the Minister initiated the review of the Railway Safety Act which was initially scheduled for 2018. A panel of three persons was appointed to proceed with the review and provide a report with recommendations by May 2018.
On May 16, 2017, the Minister introduced Bill C-49 which if enacted, in addition to the proposed amendments to federal acts already discussed, will amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. The enactment also specifies the circumstances in which the prescribed information that is recorded can be used and communicated by companies, the Minister and railway safety inspectors.

43 CN | 2017 Quarterly Review – Third Quarter

Management's Discussion and Analysis

On June 9, 2017, Transport Canada's Locomotive Emissions Regulations (under the Railway Safety Act) came into force. The regulations seek to limit air pollution by establishing emission standards and test procedures for new locomotives, and align Canadian standards with U.S. regulations. The new regulations require railway companies to meet emission standards, undertake emission testing, and adhere to anti-idling provisions, in addition to requirements for labelling, testing, record keeping and reporting. CN's locomotives in service at this time are not required to meet the emission standards or the testing and labelling requirements, however when they are removed from service to be remanufactured, refurbished or upgraded, they must meet the new requirements before they are placed back into service.
On June 24, 2017, Transport Canada proposed new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations. The proposed regulations would require all rail carriers to proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods. Rail carriers would also have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Trade restrictions
On December 15, 2016, the U.S. Department of Commerce ("Commerce") agreed to conduct countervailing duty and antidumping duty investigations of Canadian softwood lumber exports to the U.S. During the second quarter of 2017, Commerce made preliminary affirmative determinations in both investigations, announcing preliminary countervailing duties on April 24, 2017 and preliminary antidumping duties on June 26, 2017. As a result of these determinations, U.S. Customs and Border Protection was instructed to collect cash deposits from importers of softwood lumber from Canada based on a company-specific rate for mandatory respondents and a weighted-average rate for all others of 19.88% for countervailing duties and 6.87% for antidumping duties, for a maximum period of four months from the date each duty went into effect. Commerce was scheduled to announce its final determinations in both investigations in September 2017, however, on August 28, 2017, it was announced that Commerce had postponed the final determinations until no later than November 14, 2017. If final affirmative determinations are made in both investigations, final orders for countervailing and antidumping duties could be issued before the end of 2017.
The first four rounds of talks between Canada, the U.S. and Mexico to renegotiate the North American Free Trade Agreement (NAFTA) took place in the months of August to October 2017. It is anticipated that the remaining rounds of talks will be held in 2017 and in early 2018.
There can be no assurance that the outcome of the negotiations on NAFTA or other potential trade actions taken by the Canadian and U.S. federal governments and agencies will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2017, have concluded that the Company's disclosure controls and procedures were effective.
During the third quarter ended September 30, 2017, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

44 CN | 2017 Quarterly Review – Third Quarter